Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: February 23rd 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on change of management

Press Release for the Business Press

February 23, 2006

Helmut König to be new Chief Financial Officer

Helmut König (45) has been appointed by the Supervisory Board to the Management Board of EPCOS AG with effect from April 1, 2006. Beginning July 1, 2006, he will assume the position of Chief Financial Officer (CFO). He thus succeeds Dr. Wilfried Backes (63), who as of July 1, 2006, will be responsible for special projects and serve in a consulting role until September 30, 2006, when he will go into retirement.

In addition to Accounting, Finance, Internal Audit and the Legal Department, Helmut König will assume responsibility for Information Technology and Logistics and Investor Relations.

Helmut König holds a degree in business administration and brings many years of valuable experience in one of the world’s leading electronics companies. Since 1988 König held a number of leading positions at Panasonic AVC Networks Germany GmbH. Since 2002 he was sole managing director. In this position he had overall responsibility for both the Panasonic production facility in Peine, Germany, and the company’s wholly owned subsidiary in Slovakia.

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About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 03-230206E-W	1 / 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: February 23, 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG